Exhibit 99.1

Oasmia Pharmaceutical AB (publ)

Interim report for the period May – October 2017

Increased focus on commercialization

SECOND QUARTER August 1 – October 31, 2017

•	Consolidated net sales amounted to TSEK 1,651 compared to TSEK 56 in the second quarter the previous year

•	The operating loss was TSEK 22,129 compared to TSEK 35,867 in the second quarter the previous year

•	The net loss after tax amounted to TSEK 25,094 compared to TSEK 41,343 in the second quarter the previous year

•	The loss per share was SEK 0.14 compared to SEK 0.38 in the second quarter the previous year

•	The comprehensive loss was TSEK 25,102 compared to TSEK 41,339 in the second quarter the previous year

THE PERIOD May 1 – October 31, 2017

•	Consolidated net sales amounted to TSEK 1,671 compared to TSEK 92 in the corresponding period the previous year

•	The operating loss was TSEK 50,549 compared to TSEK 68,209 in the corresponding period the previous year

•	The net loss after tax amounted to TSEK 56,807 compared to TSEK 78,264 in the corresponding period the previous year

•	The loss per share was SEK 0.36 compared to SEK 0.72 in the corresponding period the previous year

•	The comprehensive loss was TSEK 56,817 compared to TSEK 78,251 in the corresponding period the previous year

•	Market approval has been obtained for Doxophos in Russia

•	The loan of MSEK 102.4 from Nexttobe has been extended

•	Per Langö was elected to Oasmia’s Board

•	CFO Fredrik Gynnerstedt has left the company

EVENTS AFTER CLOSING DAY

•	Sales of Paclical in Russia has started

•	At the end of November new convertible debt instruments of MSEK 28 were issued

•	Oasmia has initiated de-listing of its shares from Frankfurt Stock Exchange

COMMENTS FROM THE CEO

Dear Shareholders,

Autumn has really started intensively for Oasmia and we are intensifying the focus on commercialization of current products. The first order for Paclical was received during the quarter from our new partner in Russia, Hetero Group. We are producing at full capacity and the first consignment was shipped in November. The first shipment had already been sold to hospital districts before delivery. We are continuing to work on ensuring consignments that will be delivered on a continuous basis in the time ahead.

Doxophos is our second product approval in Russia. Unlike Paclical, which obtained approval for one indication, Doxophos was approved for all indications that the active ingredient doxorubicin is approved for. These include major indications such as prostate, breast and lung cancer. Before sales can begin, Hetero Group must obtain an approved price for the product from the authorities. Globally the cytostatic doxorubicin market is valued at more than billion dollars in annual sales.

As regards the registration process for Apealea at EMA, a supplementary analysis of data from an older PK study is ongoing. The evaluation is done as a response to a question from the assessor of the Apealea submission. The specific question does not involve the pivotal study, which included almost 800 patients with ovarian cancer. The members of Oasmia’s senior management team has high confidence in the continued EMA registration process and the supplementary analysis work will further strengthen our data for a future US regulatory submission.

Work is progressing well regarding the transfer of Oasmia’s veterinary assets to our American subsidiary. The aim is to list the company, which has now been renamed AdvaVet Inc., on the Nasdaq Capital Market in New York. The transaction will provide a robust financial foundation for the veterinary products and also highlight the value of these assets. The US market is by far the most important market for pet veterinary products. The time schedule for listing is during the first half of 2018.

The company’s cost-reducing programme is proceeding well and has already resulted in significantly lower costs compared with the corresponding period last year. Within this programme, the board of directors has initiated a process to de-list the company’s share from Frankfurt Stock Exchange. After the end of the quarter, Oasmia has partially re-financed the outstanding debt issued in June 2017 with convertibles of MSEK 28.

Full speed ahead!

CEO

Mikael Asp